Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 7, dated September 17, 2024 (which we refer to as "this supplement"), supplements, and should be read in conjunction with, the offering circular (the "Offering Circular"), dated March 27, 2023, of Landa App 2 LLC, a Delaware series limited liability company (which we refer to as "we," "us," "our" or "our company"), as supplemented. The purpose of this supplement is to update certain information for the Series.

LANDA APP 2 LLC

20 W. 22nd Street

Suite 1411

New York, NY 10010

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Short Term Leasing

Effective September 07, 2024 the Manager has started to accept short term leasing, including in platforms like Airbnb. The Manager may receive service fees as part of the short term rental management paid by the guest, such as cleaning fee.